Filed by Sykes Enterprises, Incorporated
Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: ICT Group, Inc.
Commission File No.: 333-162729
The following material was distributed by Sykes Enterprises, Incorporated and ICT Group, Inc. to employees of Sykes Enterprises, Incorporated and ICT Group, Inc. on January 28, 2010.
Together...Working Toward Our Future
In this fourth installment of the Together communications series, we will discuss Operational Excellence. But before we begin this discussion of excellence, we’d like to take this opportunity to provide an update on the proposed merger. As previously announced, the date of the ICT Group shareholders meeting has been set for February 2, 2010. Subject to the approval of the transaction by the ICT Group shareholders and the satisfaction of other customary closing conditions, the transaction is expected to be effective as of 11:59 p.m. on February 2, 2010. We realize many of you will have questions regarding the completion of the transaction, and so to help answer those questions, we are preparing a Welcome Kit that will contain information regarding the new combined company including an overview of changes, FAQs and much more. This informative communication will be distributed via email internally to employees with email access promptly following the closing of the proposed merger. Plans are also in development to make sure that materials in the Welcome Kit are accessible to those employees without access to email at work.

Together...Continuously Seeking Operational Excellence
A continuous quest for Operational Excellence not only assures quality service for our respective clients’ customers every day, but challenges each of us to use our best service today as a baseline to better the service we provide tomorrow. Focusing on Operational Excellence is how ICT Group and SYKES have always done business, and it will remain the way the new combined company does business. So, how will we achieve Operational Excellence? We will have the right people, at the right place, at the right time, doing the right things with quality.
The Right People...
The business of customer service is a people-intensive business. So, hiring people with the right skills, experience and talents to succeed in a customer care environment is essential. After completion of the merger, the new combined company will continue to apply the recruitment and placement best practices both ICT Group and SYKES have developed through the years. This will help us continue to achieve the level of quality service our respective clients expect and their customers demand.
... At the Right Place...
After hiring the right people, it is important to put them in the right place, matching their skills and experience to the account needs. This helps employees provide a service quality of which they can be proud, which leads to employee satisfaction as well as client satisfaction and customer loyalty to our client’s brand. After the merger, the new combined company will continue to leverage the sciences developed by both ICT Group and SYKES to match employee skill-sets to client and customer needs.
...At the Right Time...
These days, life moves at the speed of light. With busy schedules and many obligations, customers need the help they need at the time they need it. At the same time, the employees who provide that help have lives of their own. Quality service demands successful agent scheduling found at the intersection of call times and agent schedule needs. After the merger, the new combined company will remain committed to trying to accommodate agent schedules while at the same time being there for its clients’ customers when they need help the most.
...Doing the Right Things.
Once we have the right people, at the right place, at the right time, we must make sure we are doing the right things. It is important to make sure agents have the tools they need to be successful and help the customer on the other end of the line. While the agent’s skills, experience and talents are a great start to providing helpful service, training and resources are critical to helping each agent provide the excellent service we promise to our customers. After the merger, the environment of the new combined company will continue to be what ICT Group employees and SYKES employees have enjoyed all along. The company will provide the tools our agents need, and let them have fun getting the job done. This makes the job of service not only enjoyable, but rewarding as well.

And that is our definition of Operational Excellence. Having the right people, at the right place, at the right time, doing the right things. It may seem simple, but putting it into practice on a consistent basis is very complex. Not every company can succeed at Operational Excellence. But both ICT Group and SYKES have focused their efforts on achieving Operational Excellence in the past, and after completion of the merger, the new combined company will continue to do so as we make our mark in the customer care industry...Together.
Additional Information
In connection with the proposed merger, SYKES has filed with the SEC a Registration Statement on Form S-4 containing a definitive proxy statement of ICT that also constitutes a prospectus of SYKES. ICT has mailed the definitive proxy statement/prospectus to its shareholders. SYKES and ICT urge investors and security holders to read the definitive proxy statement/prospectus regarding the proposed merger because it contains important information. You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents free from SYKES at http://investor.SYKES.com/phoenix.zhtml?c=119541&p=irol-sec, or by contacting SYKES’ Investor Relations Department at 1-813-233-7143, or by contacting MBS Value Partners at 1-212-750-5800. You may also obtain these documents, free of charge, from ICT at www.ictgroup.com.
SYKES, ICT and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from ICT shareholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the ICT shareholders in connection with the proposed merger are set forth in the definitive proxy statement/prospectus that has been filed with the SEC. You can find information about SYKES’ executive officers and directors in the proxy statement for SYKES’ 2009 annual meeting of shareholders, filed with the SEC on April 22, 2009. You can find information about ICT’s executive officers and directors in the proxy statement for ICT’s 2009 annual meeting of shareholders, filed with the SEC on April 29, 2009. Free copies of these documents may be obtained from SYKES and ICT as described above.